Filed by: CIT Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CIT Group Inc. (Commission File No.: 001-31369)

The following is a transcript of a joint investor conference call held by CIT Group Inc. (“CIT”) and First Citizens BancShares, Inc. (“First Citizens”) on October 16, 2020:

16-Oct-2020

CIT Group, Inc. (CIT)

First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings

Total Pages: 14
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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

CORPORATE PARTICIPANTS

Craig Lloyd Nix	Ellen Rose Alemany
Chief Financial Officer, First Citizens BancShares, Inc. (North Carolina)	Chairwoman & Chief Executive Officer, CIT Group, Inc.

Frank B. Holding	John J. Fawcett
Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	Chief Financial Officer & Executive Vice President, CIT Group, Inc.

OTHER PARTICIPANTS

Moshe Orenbuch

Analyst, Credit Suisse Securities (USA) LLC

Eric Wasserstrom

Analyst, UBS Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the First Citizens BancShares and CIT’s Merger Conference Call. My name is Rocco, and I will be your operator today. At this time, all participants are in a listen-only mode. There will be a question-and-answer session later in the call. [Operator Instructions] As a reminder, this conference call is being recorded.

I would now like to turn the call over to Craig Nix, CFO of First Citizens BancShares. Please proceed, sir.

Craig Lloyd Nix

Chief Financial Officer, First Citizens BancShares, Inc. (North Carolina)

Good morning and welcome. Thank you for joining us. This is Craig Nix, CFO of First Citizens and joining me on the call this morning are Frank Holding, Chairman and CEO of First Citizens; Ellen Alemany, Chairwoman and CEO of CIT and John Fawcett, CFO of CIT. Lorie Rupp, First Citizens’ Chief Risk Officer; and Marisa Harney, CIT’s Chief Credit Officer are also joining us for the Q&A session.

Earlier this morning we issued a joint press release to announce a transformational partnership of First Citizens and CIT. Both companies also separately issued their respective third quarter earnings releases. We will discuss today’s merger announcement on this call and then provide some brief comments regarding each company’s third quarter earnings. As noted in our earnings releases, this call will take the place of the earnings calls previously scheduled by each company. And those calls have been canceled. We have posted presentation slides that we will refer to today on each company’s investor relations website.

Before we begin our remarks, I want to remind you that comments made by management teams of both First Citizens and CIT may include forward-looking statements within the meanings of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements we may make are subject to the Safe Harbor rules. Please review the forward-looking statement disclaimer and Safe Harbor language in today’s press release and presentation for more information about risks and uncertainties which may affect us. Additional information about the merger can be found in the forthcoming registration statement and proxy statement.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

Now, I’ll turn the call over to Frank Holding.

Frank B. Holding

Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)

Good morning and thank you for joining us. On behalf of both, First Citizens and CIT, we are delighted to have you with us. Today is an exciting day for all of us as we announce the merging of these two great organizations, both of which have been in operations for more than 100 years.

I would like to give you an overview of this transaction, including some thoughts on the tremendous respect I have for Ellen and the CIT franchise and the rationale behind this merger. Ellen will then offer her perspectives on the partnership as well. After Ellen speaks, Craig and John will quickly walk through – will walk you through our third quarter earnings. At that point, Craig and I will walk you through some of the slides from our merger deck. So we have a lot to cover and we’ll try to be efficient with your time while providing the relevant information you need.

The financial impact of this transaction will be extremely attractive for the combined company’s shareholders. We’re thrilled by this prospect. But most importantly, we’re elated by the prospect of truly bringing the best of each organization to the forefront.

This combination leverages the strengths of both companies to create a premier bank with a good balance of commercial and retail that is well positioned to compete with our competitors and to serve our customers, communities and employees. This is an outstanding opportunity for both institutions.

When I think of First Citizens Bank, I believe it’s fair to say that we have an outstanding well-rounded retail bank and an outstanding commercial bank, but one that is candidly more narrow in scope. Thinking about how to broaden both the scale and scope of the commercial bank most effectively have been a part of our thought process for several years. This thinking has been driven by the fact that we were seeing so many opportunities around us, but simply didn’t have the product and expertise to compete effectively as we would have liked. While we have built out our commercial bank in pockets, we concluded that our best option would be to pursue an opportunity to partner with an existing business. We were initially introduced to CIT about a year ago and I’ve come to know Ellen and team and the company quite well. What she and John and the leadership team have done to both transform and focus CIT is remarkable.

While we had quickly concluded that the CIT commercial bank is a wonderful fit for us, the pleasant surprise is that both organizations see opportunities across all business lines and geographies. First Citizens brings CIT capital and better funding, a broad retail product set to leverage payments products and services and an established franchise on which to overlay CIT Commercial Banking products and industry expertise. CIT brings First Citizens a complementary retail footprint primarily in Southern California, a wonderful homeowner’s association banking business which as an aside is a business we’re already in, a best of class direct bank and very importantly as we realized early on, an outstanding commercial banking operation and leasing businesses. We believe CIT accelerates our efforts dramatically. Arguably getting us to where we want to be in one fell swoop. And while I’ll let Ellen speak to it from her perspective, we believe First Citizens does the exact same for CIT. Additionally, we both bring to each other certain aspects of technology and operations that are best-in-class with a very clear and additive result.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

I know investors will be focused on the diligence completed by both companies. In a few minutes, Craig will provide you with an overview of our diligence process. Before Craig provides additional details, however, I want investors to know that we conducted a very, very thorough due diligence process, covering credit, operations, technology, et cetera and we were very pleased with our findings. As many of you know, individually and as a family, I own a significant percentage of First Citizens stock and the pro forma company stock. So, I was very focused on our diligence results and our diligence process. When it comes to integration, both institutions are experienced acquirers and we are highly confident in the integration process and how we will ensure a smooth and seamless transition.

With that as an introduction, Ellen would you like to add commentary?

Ellen Rose Alemany

Chairwoman & Chief Executive Officer, CIT Group, Inc.

Thank you, Frank. First, I want to say that I share your enthusiasm for this transaction. It truly does bring together the complementary strengths of both organizations and positions the combined bank to thrive going forward. I’ve long admired what Frank and his team have built at First Citizens and I want to recognize that the collaboration has been terrific from the start. This has been a four-year transformation journey for CIT to create a leading commercial banking franchise and I’m very proud about what we’ve accomplished. This transaction will be the capstone on our plan. It will create greater scale, strength and value for the long term.

As Frank mentioned, CIT’s strength in originating commercial loans and leases with First Citizens stable and low cost deposit franchise creates tremendous opportunity to enhance competitiveness and improve profitability. Our franchises hold leading positions across their respective segments, and our team is well regarded for their asset expertise.

I’m pleased that a number of our key business leaders will remain with the bank post merger to ensure that the momentum in the business continues. David Harnisch, President of Commercial Finance; Mike Jones, President of Business Capital; Jeff Lytle, President of Rail; and Marisa Harney, Chief Credit Officer are among those that will continue in their existing roles with the new organization.

Upon completion of the transaction, I will serve on the board and as the Vice Chairwoman at the company where I will focus on ensuring a smooth transition and integration as well as support talent and client relations.

As Frank mentioned, CIT also brings a diversified deposit strategy to First Citizens with the addition of the direct bank and homeowner association channel and our branch footprint will help expand the reach of their existing retail locations. Beyond the great business synergies, it has been clear through this process that there are also strong cultural synergies between our two organizations. We have a shared commitment to serving our customers, investing in employees, supporting our communities and delivering for our shareholders. Frank and team have a proven track record of success and we are very excited about the value that our teams can unlock together.

With that, let me turn it back to Frank.

Frank B. Holding

Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)

Thank you, Ellen. Before we get into transaction details, Craig and John will quickly take you through respective third quarter earnings results. Go ahead, Craig.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

Craig Lloyd Nix

Chief Financial Officer, First Citizens BancShares, Inc. (North Carolina)

Thank you, Frank. Please note that First Citizens released our third quarter earnings result this morning and the press release and investor deck provide some additional detail I won’t fully cover on this call. First Citizens is very pleased to report a strong quarter with net income available to common shareholders totaling $138 million, up 10.6% over the same quarter a year ago. EPS for the quarter was $14.3 which translated into an ROA of 1.18% and an ROE of 14.93%.

Through the first three quarters, EPS was $33.96, up 8% from the same period a year ago. We had a strong revenue quarter with net interest income of $353.7 million, which was up 5.1% over the same quarter a year ago. Non-interest income was $120.6 million, up 19.5% over the same quarter a year ago. Net interest income was boosted by interest earned on SBA PPP loans, as well as lower funding costs partially offset by lower earning asset yields due to the low interest rate environment.

On the non-interest income side, core fee businesses rebounded nicely from the Q2 COVID slowdown, with fee income from these businesses growing by 18.3% over the linked quarter. In addition, overall non-interest income was boosted by $20.3 million, as we selectively harvested some gains in our investment portfolio. While net interest income continued to grow, NIM did come down by 8 basis points compared to the linked quarter to 3.06%. We believe that we have lived through the worst of the margin compression, given that we felt most of the impact of lower rates in the second quarter. While we do project a further, albeit a much more modest decline in our NIM going forward, there are some tailwinds that we will benefit from. First, as SBA PPP loans begin to be redeemed during the fourth and first quarters, this will flow through to benefit NIM, offsetting some of the impact of lower earning asset yields. Secondly, the cost of deposits declined by 5 basis points during the quarter to 13 basis points. There’s still some room to go here, as we see deposit costs drifting back down to a single digit basis points cost similar to where it was in the 2016 to 2018 timeframe.

Expenses came down at $292 million during the quarter, matching non-interest expense in the linked quarter. We continue to hold our expenses in line and our efficiency ratio dropped from 66.75% last quarter to 62.44% in the current quarter due to net revenue growth of 7.3%, compared to flat expenses. Total loans grew by just over 5% annualized for the quarter, which was a growth rate we are pleased with. Most of the growth was attributable to owner occupied commercial real estate loans. In terms of our payment extension program that I covered last quarter, we have experienced a significant drop in active payment extensions from 5,781 accounts with $2.1 billion in outstanding balances to 1,147 accounts with $467 million in outstanding balances. The delinquency rates on loans that were extended during this program mirror those of the overall loan portfolio.

Deposit growth remained strong during the quarter, up 7.4% on an annualized basis from the linked quarter. Adjusted for reciprocal PPP and acquired deposits, deposits were up 21.2% on a year over year basis with a majority of that growth coming from DDA accounts. Credit quality continues to be excellent. The net charge-off ratio was 3 basis points for the quarter and 8 basis points for the year. Our allowance for credit losses covered quarter-to-date net charge-offs approximately 25 times and year-to-date charge-offs over 9 times.

Provision for the quarter covered net charge-offs 1.6 times. In addition to low net charge-offs, non-performing assets declined by 4 basis points during the quarter to 0.73%. We continue to feel very good about credit quality and our reserve levels. All of our capital levels moved up during the current quarter with the exception of Tier 1 leverage which declined by 27 basis points. This ratio was impacted by SBA PPP reciprocal funds which have had a dilutive effect on Tier 1 leverage of 63 basis points. As some of the PPP funds start to move off balance sheet, this ratio will increase.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

To conclude, we are proud of our financial performance this year, particularly in light of the challenging external environment. We will continue to focus on producing strong financial results and executing on our business strategies as we move forward.

I will now turn it over to John Fawcett for his commentary on CIT.

John J. Fawcett

Chief Financial Officer & Executive Vice President, CIT Group, Inc.

Thank you, Craig, and good morning, everyone. We wanted to share a few comments about our third quarter results. We will post to our website a full set of remarks on the quarter later today, but let me share some of the highlights. While our financial results continue to reflect the ongoing global pandemic in a lower rate environment, we returned to profitability as PPNR improved and credit cost continued to decline. We reported net income of $83 million or $0.84 per diluted common share. We had two noteworthy items that substantially offset, costs associated with the Mutual of Omaha Bank integration offset the reversal of compensation as the achievement of certain performance conditions related to the company’s stock-based compensation has been negatively impacted by the current environment.

Despite the impact of the global pandemic, average loans and leases were down only modestly, reflecting higher prepayments in Commercial and Consumer Banking and lower client financing receivables and factoring. Business activity picked up in sectors where we have strong capabilities and are less impacted by the current environment, such as power and renewable energy, healthcare, technology and telecom. And we are encouraged by the pipeline heading into the fourth quarter. We are pleased with our growth in the HOA channel where deposits reached a record high of over $5.5 billion at the end of the quarter. Deposits grew over 20% this year so far. And we are on track to meet our commitment to double HOA deposits over the next five years.

We continue to aggressively reduce non-maturity deposit cost in retail channels. This quarter we reduced the online bank savings builder rate by 40 basis points, which was in addition to the 80 basis points last quarter, while experiencing minimal attrition in our target market. The growth in the lower cost HOA and commercial deposits and lower costs in our retail channels drove improvement in net financed revenue and expanded our margin by 13 basis points. Average deposit costs are now less than 1% and we expect margin to further improve in the fourth quarter as deposit costs continue to decline. Non-interest income grew with higher factoring commissions as retailers rebuilt inventory levels. We resumed our portfolio management activities, reducing risk and recognizing a gain on the sale of legacy consumer mortgage loans as the bid for those assets normalized. We remained vigilant in managing operating expenses, which declined this quarter as we have immediately started to see the benefits of the restructuring actions taken last quarter.

We’re also nearing completion of the Mutual of Omaha Bank integration. We continue to outperform our expense reduction commitments and remain on track to deliver lower operating costs this year, when compared to our original 2020 outlook.

We are proactively managing our credit risks. The credit provision continued to decline with lower net charge-offs although remained elevated from pre-COVID levels. The ACL was essentially unchanged at $1.2 billion as we built significant reserves in the first half of the year. Loan balances on deferrals are down significantly and performing better than anticipated.

Our credit reserves, capital and liquidity remained strong. Our Common Equity Tier 1 level ended the quarter at 9.9%, well in excess of the capital conservation buffer, and our ACL coverage ratio remained at 3.2% against total loans and 3.6% of commercial loans. Assuming there is no significant change to the forecasted macro environment or in the expected credit performance of our portfolio, we expect to see further improvement in our financial performance next quarter as we continue to manage through the environment.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

And with that, let me turn it back to, Frank.

Frank B. Holding

Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)

Thank you, Craig and John. Both companies are pleased with our third quarter results. Now, I’d like to highlight some specific slides in the merger investor presentation, which was filed this morning. Craig and I will now cover some of the key slides with you, and then open this call up for investor questions. As illustrated in slides 4 and 5, we believe this transformational partnership creates a premier nationwide commercial and consumer bank, with enhanced scale to drive growth, improve profitability and enhance shareholder value.

The financial results are incredibly compelling with 50% plus earnings per share accretion once cost savings are fully phased in and approximately 30% tangible accretion at closing.

As you know, First Citizens brings a long history of driving shareholder value through selective acquisitions and effective integrations. CIT is a well-regarded brand and a market leader in several of its commercial business lines, all of which will be retained and strengthened in the combined organization. Together, our combined company is well-positioned to leverage our combined technology expertise and full suite of products for the benefit of the combined franchise and customer base. We are uniquely positioned to leverage First Citizens’ unique deposit franchise at a current cost of 13 basis points and a loan to deposit ratio of 73% excluding impact of PPP with CIT’s national commercial lending franchise, which has strong market share in multiple businesses.

We will also be creating a diversified deposit strategy by adding CIT’s rapidly growing HOA business, leading direct bank, and complementary Southern California retail branch network. Our long-term objective remains unchanged to drive shareholder value to tangible book value growth over time. We are well-positioned for long- term value creation through strong earnings and a stable and growing low cost of deposit base. Our bank’s success has long been based on exceptional asset quality and risk management. Our combined institution creates a full service, diversified consumer and commercial bank operating in high growth markets throughout the Southeast, Eastern and Western US. And our strong profile of capital levels over 9.4% Tier 1 Common Equity at closing support continued growth and enhanced capital management strategies over time which will benefit all shareholders.

Slide 6, provides some of the financial highlights of this transaction. The financial results are incredibly compelling. We believe all shareholders will benefit from the additional earnings power and additional efficiency of the combined company.

On page 6, you can see how our targeted financial results will compare very favorably to peers on the return on average assets, our efficiency ratio and return on average tangible capital. As a large shareholder myself, I’ll be incredibly focused on achieving these targeted financial results. Slide 7, 8 and 9 are what really gets me most excited about this transaction and our future together with CIT as these pages describe the strategic logic and business fit of our two companies and our tremendous potential together. We’re incredibly impressed with what the CIT team has done under Ellen’s leadership to focus their organization, reduce risk and improve efficiency while investing in products and people. We believe that when you put our two banks together, you truly end up with a balanced commercial bank with best-in-class capabilities. Slide 9 highlights the complementary nature of many of First Citizens’ and CIT’s businesses by business segments.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

As I mentioned earlier, the more both sides looked at and studied the transaction and the combination, the more we saw.

I will now turn it over to Craig to cover some additional slides in the investor presentation. Craig?

Craig Lloyd Nix

Chief Financial Officer, First Citizens BancShares, Inc. (North Carolina)

Yeah. Thank you, Frank. As Frank mentioned, we are all incredibly excited about this compelling combination. In the investor presentation, slide 10 focuses on both companies’ considerable due diligence efforts. As you know, our management team has significant experience with merger due diligence and integration based on our 25 merger transactions over the last 10 years.

For First Citizens, the extensive due diligence performed on CIT over the past several months drove the estimated purchase accounting adjustments including the CECL assessment that I will cover on slide 13. Our credit review process was very thorough and involved reviewing all segments of lending, including commercial lending, consumer lending and factoring. Our credit due diligence including looking at samples of specific files, reviewing loan case as well as credit policies and procedures, in addition to using our credit professionals at First Citizens, we supplemented our credit diligence efforts with advisors and consultants. Advisors and consultants were used in the areas of sponsor finance, ABL, aviation, maritime, energy, factoring and rail. The purpose of our loan file reviews were to ensure data quality, review the largest exposures, assess non-performing loans and review COVID high risk industries. This review also incorporated a review and assessment of risk rating assigned to the loans by CIT. Based on our collective findings and risk assessment, we developed credit loss estimates for each portfolio to establish our credit mark. We used baseline and stress model analyses in establishing this mark.

Slide 11 shows the loan portfolios of First Citizens and CIT and the pro forma portfolio of the combined company. The combination will create an enhanced competency in commercial lending through CIT’s unique and differentiated lending verticals. While there remains a strong commercial lending focus with core consumer and retail products, the combined company has a more diversified client base and loan concentration risk. This loan portfolio combined with First Citizens’ low cost core deposits funding base, provides us with the opportunity for significant additional value creation. As the table on the lower right hand side of the slide shows, the combined loan portfolio will be well-reserved with an allowance for credit losses of approximately $1.8 billion equating to an ACL ratio of 2.4% and without rail 2.7%.

Slide 12 reviews the terms of the transaction. First Citizens will issue 0.0620 shares of First Citizens Class A common stock to CIT shareholders. First Citizens will own approximately 61% of the pro forma company and CIT shareholders will own approximately 39%.

Ellen Alemany will join as an executive and board member and assume the role of Vice Chairwoman. We look forward to Ellen playing a critical role as we combine our two companies helping to ensure a smooth transition and integration of the business and to help with talent and client relations. In total, we will be adding three CIT board members to our board including Ellen.

Slide 13 outlines our key modeling assumptions for the transaction. Our pro forma targeted results and modeling are based on consensus, analysts and earnings estimates for CIT and targeted net income for First Citizens. Merger and integration costs are estimated at $445 million, which represents 0.7% of CIT’s assets. The one-time cost charge is less than 2 times our expected annual cost savings. Both of these compared favorably to comparable bank mergers. We have modeled $250 million in cost saves which approximates 10% of the combined company’s non-interest expense base, a number we believe is reasonable and will be phased in over time.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

Next, we detail several purchase accounting assumptions estimated in our modeling. I think it would be easiest if we broke these down into four parts. First, let’s focus on the credit portfolio and the credit mark. Based on our credit review, we first categorized the loan portfolio into either a purchase credit deteriorated segment or a non- purchase credit deteriorated segment. Approximately $33.8 billion in loans were allocated to the non-PCD segment and $11.2 billion were allocated to the PCD segment. Our loan review teams and consultants determined that the appropriate net fair value discount on the entire portfolio was approximately $970 million consisting of a $1.14 billion credit discount on PCD loans, a $218 million liquidity discount on PCD loans, a $101 million liquidity discount on non-PCD loans partially offset by the reduction on the current discount on legacy consumer mortgages of $487 million.

With respect to the legacy consumer mortgages, a new liquidity discount totaling $80.4 million was established and is included in the $218 million liquidity discount on PCD loans. On a net basis, the $970 million discount represents approximately 2.2% of loans and leases including rail and 2.6% excluding rail. As part of purchase accounting, we eliminate CIT’s allowance for credit losses but as part of CECL accounting, we are required to establish a new reserve on day 1 through provision expense.

We expect to establish a reserve related to PCD loans equal to the $1.14 billion credit discount. We also expect to establish a reserve through provision expense of $415 million relating to the non-PCD portfolio. The combined established CECL reserve of approximately $1.55 billion represents an allowance for credit losses of 3.5% on loans and leases including rail and a 4.1% ratio excluding rail. The ACL [of CIT] added to ours of $224 million results in a pro forma ACL of $1.8 billion or 2.4% including rail and 2.6% excluding it.

Next, I will turn to liabilities. Purchase accounting requires that all financial assets and liabilities are marked to fair value which affects their yield or cost or amortization or accretion over their respective lives. Given that interest rates have declined since CIT secured certain funding liabilities, they had to be marked up by approximately $347 million. While this is a detriment to day one equity, the accretion of this mark will reduce interest expense over the life of the liabilities. The third category is the other categories. This includes a $150 million write down of CIT’s deferred tax assets due to expected limitations on NOLs upon closing of the transaction, an establishment of an $84 million core deposit intangibles and the merger purchase accounting impact of $2.6 billion.

The fourth and final category is the impact of the previously mentioned [estimated pre-tax purchase accounting adjustments] on the income statement. Our analysis assumes accretion in the income of the $218 million liquidity discount, the $101 million non-PCD liquidity discount and the $350 million in funding marks partially offset by the negative income statement impact of the write-up of the legacy consumer mortgages of $487 million over the life of these instruments. This result is approximately $80 million of pre-tax net purchase accounting accretion in 2022 or approximately $63 million after tax, which is a relatively small contribution to the combined organization.

Slide 14 details key takeaways on the merger math. The transaction is expected to be accretive to 2022 EPS in excess of 50% once cost savings are fully realized and we expect immediate TBV per share accretion of 30% at closing, including all one-time merger costs. Our capital ratios will remain well within our target operating ranges with a CET 1 ratio of 9.4%, a Tier 1 ratio of 10.5%, a total capital ratio of 12.5% and a leverage ratio of 8.2%.

Slide 15 details a breakdown of costs energy categories and provides a snapshot of targeted value created. I would point out this only includes cost saves and does not capture the liability and liquidity marks’ impact on future income that I referenced earlier. We believe our cost savings estimates are reasonable and achievable and that these costs savings present meaningful shareholder value creation for all shareholders.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

On slide 16, you will see we do envision significant opportunity to optimize the balance sheet, particularly to lower the cost of funding earning assets. We also believe that we will have the opportunity to leverage excess capitals for organic growth or growth through acquisitions. And finally, we believe that the product base of the combined company will greatly benefit our customers and clients.

Slide 17 shows you how this transformational partnership will benefit all of our constituencies including our shareholders, employees, clients and communities.

And finally on slide 18, we believe this transaction creates a top-performing commercial bank with market leading businesses, expands our market reach, product offering, enhances our scale, provides the opportunity for attractive financial returns to our shareholders and that this is the bank [to grow and pursue new opportunities with] by leveraging each other’s infrastructure and platforms. Frank, I’ll turn the call back over to you.

Frank B. Holding

Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)

Thank you, Craig. As described throughout this call, we’re incredibly excited to be announcing this transformational partnership today. We’d like to thank our investors and analysts for joining the call with us today. And we welcome any questions you may have. Operator, you can please open up the line for questions.

QUESTION AND ANSWER SECTION

Operator: Yes sir. [Operator Instructions] Today’s first question comes from Moshe Orenbuch with Credit Suisse. Please go ahead.

Moshe Orenbuch Analyst, Credit Suisse Securities (USA) LLC	Q

Great. Thanks and congratulations to both of the management teams. I guess the real question is and maybe both teams can kind of weigh in on this, could you talk a little bit about how you think about the kind of geographic market expansion and the kind of bank deposit base will impact the ability for CIT’s commercial loan products to kind of be distributed? How do you think about that opportunity and what had been the constraints that CIT was operating against and how do you think about that going forward? And I’ve got a follow-up.

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

Hi, Moshe. This is Ellen Alemany. You know, Frank just captured it all when he said that this is a transformational partnership. When we put our franchises – you know, when you put everything down on a piece of paper, this deal is just so complementary and we really need each other to execute it. One is, you know, we’ve been trying for years to reduce our deposit costs at CIT which would allow us to play more in a traditional middle market space. Mutual of Omaha transaction was a big step towards it, but this franchise has just an unbelievable deposit franchise with 13 basis points, 560 branches in some of the highest growth MSAs in the country. When you just combine our California franchise with First Citizens franchise, you create a top 10 bank in California.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

The opportunities to continue to build out middle market franchising and expand on the commercial banking franchise that First Citizens already have is tremendous. And what we also have is full product breadth. So if you look at our product gaps, on the retail side of the business we really only were selling mortgage and deposit products in the branches. We get wealth, we get trust, we get insurance, we get credit cards so you have a whole full breadth of products that you can sell to all of the consumer companies. Combined, we have almost a million customers. We can also potentially sell these products off the digital bank and for our commercial banking customers, we’ll have lower cost of funding that will able us to expand the franchise and we’ll also be able to sell wealth to some of the entrepreneurs and senior people at the customer base. And because this deal is so complementary, it really created the most opportunities for the folks at CIT.

Moshe Orenbuch Analyst, Credit Suisse Securities (USA) LLC	Q

Okay.

Frank B. Holding Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	A

Marshall, did you have a follow-up question.

Moshe Orenbuch Analyst, Credit Suisse Securities (USA) LLC	Q

Yeah, the follow-up question I guess would just be, Ellen, you and John and your team has done a great job on expenses. Could you just talk a little bit about – I mean, it sounds like you’re trying to get another 10% out of that after a couple of shots at it. Is that something – could you talk a little bit about where that could come from and how you think about that?

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

Sure. I mean the way we think about it is, one is, we have so many overlapping systems when we did our due diligence work. There are a lot of core system overlaps in the franchise. I mean just for example take mortgage servicing, we outsource all of our mortgage servicing today. This is an opportunity for First Citizens to actually double the mortgage and create more scale and efficiencies just in the mortgage business alone. Obviously, there’ll be – we also have built at CIT all of the ERM infrastructure required for CCAR bank. As a $100 billion institution, we will be subject to heightened standards, et cetera. We have all of that infrastructure built here. In some of these transactions, you would allocate more dollars to build that out, but it’s already here. And we’ll be able to really fold a lot of operations together with the two institutions. We both have HOAs, we both have consumer retail banking franchise, but we didn’t have scale. So we’ll be able to have scale and get efficiencies from this merger.

Frank B. Holding Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	A

And, Moshe, the only thing I want to add is that, I think both teams have done exhaustive due diligence. And so Craig understands the opportunities that we have before us in terms of all the things that we’ve done and as Ellen said, we understand all the points of intersection and overlap that are going to provide go-forward opportunities. So we actually feel pretty good about the numbers as they’re laid out and there are potentially opportunities even beyond that. And I think Ellen’s point also cannot be overstated in terms of one of the things that First Citizens is acquiring is essentially a heightened standards bank. It wasn’t so long ago that CIT was a CCAR bank and a SIFI bank and as you will recall we’ve discussed many times on many earnings calls, we retained all of those protocols, we retained all of those disciplines and so it becomes a pretty easy transfer over to First Citizens on the combined entity that would otherwise have to be built from scratch, which would have been incredibly time consuming, incredibly inefficient and incredibly costly. And we’re ready to go.

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

Moshe Orenbuch Analyst, Credit Suisse Securities (USA) LLC	Q

Got you. Thanks very much.

Frank B. Holding Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	A

You’re welcome.

Moshe Orenbuch Analyst, Credit Suisse Securities (USA) LLC	Q

And congratulations.

Frank B. Holding Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	A

Thank you.

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

Thank you.

Operator: And our next question today comes from Eric Wasserstrom with UBS. Please go ahead.

Eric Wasserstrom Analyst, UBS Securities LLC	Q

Thank you. Can you hear me okay?

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

Yes, Eric.

Eric Wasserstrom Analyst, UBS Securities LLC	Q

All right. Thanks and congratulations, just to reiterate Moshe’s congratulations to you and to Frank and Craig. Ellen, could you maybe just give us a little bit of insight into the evolution of the board’s thinking? Obviously you yourself did a transaction not so long ago and the transformation of CIT more broadly since over the past decade sort of seemed to be in its final stages. So, I want to get an understanding of kind of what the board’s perspective was as they contemplated this opportunity?

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

Sure, Eric. So November 1 is my fourth year anniversary as the Chairwoman and CEO of CIT and I think we spent the first couple years divesting. We acquired Mutual of Omaha Bank. In fact it was just a year ago that we were working on the IR deck for that transaction. And we really feel, as I mentioned before that this is the capstone transaction.

I think the – we’ve always said it’s about creating shareholder value. And we’ve had lots of discussion with the board over the years. We’ve looked at other opportunities and we thought that this partnership was, as Frank said, so transformational for us [in combining] our commercial banking businesses, which have leadership, market positions, I mean we were just named number one in power and renewables against all the major institutions, but we always struggled with our cost of funding. And this transaction was just so complementary and creating the 19th largest bank in terms of assets, number 17 in terms of deposits going from bottom quartile to top quartile bank. Really trying to get rid of that specialty finance multiple and being a – I hate to say the boring regional bank, in the highest growth markets in the US with a really top notch management team which most importantly we share the same culture. We seem to share the same philosophy towards customers, communities and our employees. And we both really need each other to get this deal done and accomplished. And I feel that the partnership that we forged already is a great start to getting this transaction done. And it was really the deal that created the most opportunities for the CIT team, who have been unbelievable in executing over the last four years.

If you think that we did this transaction while we were working – while we were executing against all the challenges of the pandemic, still executing Mutual of Omaha which we’re going to execute on time and then doing due diligence on this transaction, so I think it’s a great way to complete our transformation program.

Frank B. Holding Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	A

Eric, I will just add. I think the only thing – I mean, Ellen said it all completely, right? I mean you think about what she has done with her leadership team over the last four years in terms of changing a specialty finance company into a regional bank, selling [commercial] air, exiting European rail, exiting all the other non North American international operations, exiting reverse mortgages. We’ve returned $6 billion of capital, restacked capital, we’ve restacked our debt. We’ve got a handle on expenses, hit all of our strategic targets and expenses and we’d actually turned the corner and we are actually on our front foot with the Mutual of Omaha Bank transaction and when you think about this transaction, it’s almost a continuation trade in terms of all the work that we’ve done and I think we’ve been very fortunate to actually find this partnership because I think it accelerates a lot of the things that would have taken an enormous amount of time to get done honestly in all basis.

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

And also in this environment, it brings risk diversification to the portfolio which we can’t ignore and the revenue opportunities are just amazing. We can go on and on and every meeting we have, we come up with a longer list of revenue opportunities which aren’t even...

Frank B. Holding Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)	A

They are not even modeled.

Ellen Rose Alemany Chairwoman & Chief Executive Officer, CIT Group, Inc.	A

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CIT Group, Inc. (CIT)
First Citizens BancShares, Inc and CIT Group, Inc Merger Call - Q3 Earnings	16-Oct-2020

... modeled in the transaction. So this was all the discussions we had with the board, can you really do due diligence during COVID, and we did, we accomplished it. So we’re very excited.

Eric Wasserstrom Analyst, UBS Securities LLC	Q

All right. Well, thanks very much and congratulations again.

Operator: And ladies and gentlemen this concludes today’s question-and-answer session. I’d like to turn the conference back over to management for any final remark.

Frank B. Holding

Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)

Ellen said it well. I think those questions actually got Ellen out of her chair, so we share her excitement. So, Ellen, you want to add anything before we close out?

Ellen Rose Alemany

Chairwoman & Chief Executive Officer, CIT Group, Inc.

No, I just want to thank everyone. Thank you.

Frank B. Holding

Chairman & Chief Executive Officer, First Citizens BancShares, Inc. (North Carolina)

Thank you. Thank you, Rocco.

Operator: Thank you, sir. And ladies and gentlemen this concludes today’s conference call. We thank you all for attending today’s presentation. You may now disconnect your lines and have a wonderful day.

Disclaimer

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Additional Information and Where to Find It

First Citizens intends to file a registration statement on Form S-4 with the SEC to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The definitive joint proxy statement/prospectus will be sent to the stockholders of First Citizens and CIT seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed with the SEC. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.